Exhibit 12.1

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES (1)

	Nine Months Ended		Fiscal Year (2)
	September 29, 2002	September 30, 2001	2001	2000	1999	1998	1997
	(dollars in millions)
Income before income taxes	$39.987	$13.705	$11.696	$9.835	$4.986	$23.246	$24.270
Minority Interest	6.195	—	—	—	—	—	—
Fixed Charges
Interest Expense	35.471	34.245	44.322	53.346	50.581	39.947	37.479
Expenses related to indebtedness (3)	0.526	0.625	0.830	0.938	0.836	—	—
Estimated interest portion of rental expense	1.476	2.940	4.129	5.228	4.562	8.703	5.120
Piedmont fixed charges	—	5.228	6.668	7.432	6.911	6.837	7.219

Total fixed charges	37.473	43.037	55.949	66.944	62.890	55.487	49.818
Earnings, as defined	83.655	56.742	67.645	76.779	67.876	78.733	74.088
Ratio of earnings to fixed charges	2.23	1.32	1.21	1.15	1.08	1.42	1.49

(1)
For purposes of computing this ratio, (a) “earnings” consists of income from continuing operations before income taxes and minority interest plus fixed charges and (b) “fixed charges” consists of interest expensed; the amortized premiums, discounts and capitalized expenses related to indebtedness; and the estimated interest portion of our rental expense.

(2)	Our fiscal year ends on the Sunday nearest December 31. All years presented are 52-week years, except for 1998, which was a 53-week year.
(3)	Consists of the amortized premiums, discounts and capitalized expenses related to indebtedness.